SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

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                                SCHEDULE 13G

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13D-2(B)
                             (AMENDMENT NO. )(1)


                             MCDATA CORPORATION
                              (NAME OF ISSUER)


               CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (TITLE OF CLASS OF SECURITIES)


                                580031 10 2
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                               (CUSIP NUMBER)


                               AUGUST 8, 2000
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          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

|_|  RULE 13D-1(B)

|_|  RULE 13D-1(C)

|X|  RULE 13D-1(D)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. [    ]                    13G                 PAGE  2  OF  7  PAGES
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      John F. McDonnell
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                     (b)  |_|
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
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    NUMBER OF       5  SOLE VOTING POWER
     SHARES            6,700,000
  BENEFICIALLY      ----------------------------------------------------------
    OWNED BY        6  SHARED VOTING POWER
      EACH             0
    REPORTING       ----------------------------------------------------------
     PERSON         7  SOLE DISPOSITIVE POWER
      WITH             6,700,000
                    ----------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,700,000
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN       |_|
      SHARES
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      23.1772245%
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12    TYPE OF REPORTING PERSON
      IN
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* This number is included solely for the purposes of identifying shares as to which this Schedule 13G relates and is qualified in its entirety by the information in this Schedule 13G.


ITEM 1(a). NAME OF ISSUER:

      McDATA Corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      310 Interlocken Parkway, Broomfield, Colorado 80021

ITEM 2(a). NAMES OF PERSONS FILING:

      John F. McDonnell in his capacity as an individual stockholder and as the general partner of the McDonnell Family Limited Partnership, L.L.L.P.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      310 Interlocken Parkway, Broomfield, Colorado 80021

ITEM 2(c). CITIZENSHIP:

      Mr. McDonnell is a citizen of the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

      Class B Common Stock, par value $.01 per share (the "Class B Common
      Stock")

ITEM 2(e). CUSIP NUMBER:

      580031 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4.    OWNERSHIP.

           (a) AMOUNT BENEFICIALLY OWNED:

      Mr. McDonnell individually owns 5,970,000 shares of Class B Common Stock of McDATA Corporation. In addition, as the general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to beneficially own 40,000 shares of Class B Common Stock of McDATA Corporation held by the McDonnell Family Limited Partnership, L.L.L.P. The filing of this Schedule 13G by Mr. McDonnell shall not be construed as an admission that Mr. McDonnell is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any or all of the shares of Class B Common Stock of McDATA Corporation owned by the McDonnell Family Limited Partnership, L.L.L.P. Also included in the number of shares reported as beneficially owned by Mr. McDonnell are options owned by Mr. McDonnell to purchase 690,000 shares of Class B Common Stock of McDATA Corporation, which are currently exercisable. Mr. McDonnell owns options to purchase an additional 250,000 shares of Class B Common Stock of McDATA Corporation, which will not become exercisable until October 1, 2001, and are not included in the number of shares reported as beneficially owned by Mr. McDonnell.

      The number of shares reported as beneficially owned by Mr. McDonnell does not include (i) 4,000,000 shares of Class B Common Stock of McDATA Corporation held by Ms. Patricia McDonnell and (ii) 51,500 shares of Class B Common Stock of McDATA Corporation held by Ms. Patricia McDonnell as custodian for Matthew John McDonnell under the Colorado Uniform Transfers to Minors Act. Mr. McDonnell has no power to vote or direct the vote or dispose or direct the disposition of any shares of Class B Common Stock of McDATA Corporation held by Ms. Patricia McDonnell or any shares of Class B Common Stock of McDATA Corporation held by Ms. Patricia McDonnell as custodian for Matthew John McDonnell under the Colorado Uniform Transfers to Minors Act and Mr. McDonnell expressly disclaims beneficial ownership of all of the shares of Class B Common Stock of McDATA Corporation held by Ms. Patricia McDonnell and any shares of Class B Common Stock of McDATA Corporation held by Ms. Patricia McDonnell as custodian for Matthew John McDonnell under the Colorado Uniform Transfers to Minors Act. All share ownership numbers and percentages set forth in this Section 13G with respect to Mr. McDonnell exclude all of the shares of Class B Common Stock of McDATA Corporation held by Ms. Patricia McDonnell and any shares of Class B Common Stock of McDATA Corporation held by Ms. Patricia McDonnell as custodian for Matthew John McDonnell under the Colorado Uniform Transfers to Minors Act.

           (b) PERCENT OF CLASS:

      The shares of Class B Common Stock of McDATA Corporation beneficially owned in the aggregate by Mr. McDonnell represent 23.1772245% of such class. This percentage is based on information obtained from McDATA Corporation regarding Class B Common Stock outstanding as of December 31, 2000.

           (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

           (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

      Mr. McDonnell has sole power to vote or direct the vote of 5,970,000 shares of Class B Common Stock of McDATA Corporation. In addition, as the holder of options to purchase 690,000 shares of Class B Common Stock of McDATA Corporation which are exercisable as of the date hereof, Mr. McDonnell may be deemed to have the sole power to vote or direct the vote of 690,000 shares of Class B Common Stock of McDATA Corporation. In addition, as general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to have the sole power to vote or direct the vote of 40,000 shares of Class B Common Stock.

           (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

      None.

           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

      Mr. McDonnell has sole power to dispose or direct the disposition of 5,970,000 shares of Class B Common Stock of McDATA Corporation. In addition, as the holder of options to purchase 690,000 shares of Class B Common Stock of McDATA Corporation which are exercisable as of the date hereof, Mr. McDonnell may be deemed to have the sole power to dispose or direct the disposition of 690,000 shares of Class B Common Stock of McDATA Corporation. In addition, as general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to have the sole power to dispose or direct the disposition of 40,000 shares of Class B Common Stock of McDATA Corporation.

           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

      None.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.   CERTIFICATION.

      Not applicable.



                                 SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 25, 2001


                            /s/ John F. McDonnell
                            -------------------------------------------------
                                John F. McDonnell individually and as General Partner of the McDonnell Family Limited Partnership, L.L.L.P.